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                                                                    Exhibit 99.4

                   QIAGEN Reports Second Quarter 2002 Results

Venlo, The Netherlands, August 5, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer
Markt: QIA) today announced the results of operations for its second quarter and six-month period ended June 30, 2002. The Company reported that net sales for its second quarter increased 10% to $72.7 million, from $66.0 million for the same period in 2001. Excluding the effect of one-time charges related to the acquisition of GenoVison AS in the second quarter of 2002, operating income decreased 17% to $12.2 million from $14.8 million in the comparable period in 2001, net income decreased 40% to $6.8 million from $11.3 million in the same quarter of 2001 and diluted earnings per share decreased 38% to $0.05 (based on 145.9 million average shares and share equivalents outstanding) from $0.08 (based on 145.0 million average shares and share equivalents outstanding). Acquisition costs in 2002 include $1.2 million of in-process research and development charge and an equipment impairment of approximately $1.6 million. Further excluding income of approximately $1.4 million due to a gain on the sale of a financial asset in the second quarter of 2001, net income for the second quarter 2002 decreased 32% from $10.0 million in 2001 and diluted earnings per share decreased 29% from $0.07. Operating income for the second quarter 2002 as reported decreased 37% to $9.4 million from $14.8 million in the comparable period 2001 and net income decreased 60% to $4.6 million from $11.3 million in 2001.

For the six-month period ended June 30, 2002, net sales increased 11% to $143.3 million from $129.2 million in the comparable period of 2001. Excluding the effect of one-time charges related to the acquisition of GenoVison AS during the second quarter of 2002 as well as charges related to the acquisition of the SAWADY group during the first quarter of 2001, operating income for the six-month period ended June 30, 2002 decreased 5% to $28.0 million from $29.3 million in 2001, net income decreased 16% to $16.3 million in 2002 from $19.3 million in 2001 and diluted earnings per share decreased 15% to $0.11 (based on 145.6 million average shares and share equivalents outstanding) from $0.13 (based on 145.0 million average shares and share equivalents outstanding). Further excluding the approximately $1.4 million gain on the sale of a financial asset in 2001, net income for the six-month period decreased 9% from $17.9 million in 2001 and diluted earnings per share decreased 8% from $0.12 in the second quarter 2001. Operating income as reported for the first half of 2002 decreased 5% to $25.1 million from $26.3 million for the same period in 2001 and net income decreased 19% to $14.1 million from $17.3 million in 2001.

"The academic markets, which represent about 50% of our customer base, showed strong growth in the second quarter of 2002, but QIAGEN's financial results for the second quarter 2002 suffered from a significant contraction of US pharmaceutical research spending, said Dr. Metin Colpan, QIAGEN's Chief Executive Officer. "While our consumable products for separation, purification and handling nucleic acids grew strongly in all customer segments and recorded overall growth of over 20%, sales in our instruments and synthetic DNA business were severely impacted as these products are primarily purchased by customers in the pharmaceutical industry. "We are clearly disappointed about the development in those two businesses and their negative impact on our overall performance in this quarter. This should not, however, overshadow the fact, that QIAGEN's core nucleic acid separation, purification and handling consumables grew faster than expected. These products represent 72% of QIAGEN's revenues. We believe that the steadily increasing need for our products fueled by increased knowledge and understanding of genes and proteins and their physiological interactions, together with the expanding use of this knowledge for research, molecular diagnostics and drug development will build the basis for further growth in our core markets. With a portfolio addressing more than 80 different applications covered by more than 400 applied-for and issued patents, together with a similar number under licenses, QIAGEN is the clear standard-setter for nucleic acid purification in the life science industry. During the past six months, two highly synergistic acquisitions (Xeragon and GenoVision), a number of exciting developments and strategic alliances with different partners,

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including Roche, Affymetrix, Leica and Axxima, and further additions to our deep product pipeline position QIAGEN for rapid, long-term growth."

Highlights of the six-month period ended June 30, 2002 included the:

     . Partnership with Roche Diagnostics to develop and commercialize an integrated Diagnostic System for Hepatitis and HIV PCR testing
     . Acquisition of GenoVision AS in order to significantly expand Magnetic Particle Technology Portfolio
     . Acquisition of Xeragon, Inc., a market and technology leader for products and services focusing on synthetic RNA and siRNA
     . Opening of QIAGEN Sciences, Inc. as the North American Headquarters in Montgomery County, Maryland
     . Alliance with Leica Microsystems targeting Laser Microdissection (LMD) Applications
     . Collaboration with Axxima on human protein kinases and phosphatases for the SensiChip Platform
     .    Admission to the Nasdaq Biotech Index (NBI)
     . Supply Agreement with Affymetrix (Nasdaq: AFFX) for nucleic acid purification solutions for GeneChip arrays
     . QIAGEN will host a conference call at 9:30 am EDT on August 06, 2002. A webcast of the conference call will be available at www.videonewswire.com/QIAGEN/080602.

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,700 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).